Exhibit 99.3

Fitness Champs Holdings Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2025

SINGAPORE, Dec. 29, 2025 /PRNewswire/ — Fitness Champs Holdings Limited (“Fitness Champs” or the “Company”) (Nasdaq: FCHL), a distinguished aquatic sports education provider in Singapore, today announced its unaudited financial results for the six months ended June 30, 2025.

First Six Months of Fiscal Year 2025 Financial Summary

●	Revenue was S$2.16 million (US$1.64 million) for the six months ended June 30, 2025, compared to S$2.23 million for the same period last year.

●	Gross profit was S$0.62 million (US$0.47 million) for the six months ended June 30, 2025, compared to S$0.78 million for the same period last year.

●	Gross profit margin was 28.86% for the six months ended June 30, 2025, compared to 34.86% for the same period last year.

●	Net loss was S$0.25 million (US$0.19 million) for the six months ended June 30, 2025, compared to net income of S$0.18 million for the same period last year.

●	Basic and diluted loss per share was S$0.0165 (US$0.0129) for the six months ended June 30, 2025, compared to basic and diluted income per share of S$183,000 for the same period last year.

Ms. Joyce Lee, Chief Executive Officer and Executive Director of Fitness Champs, commented, “During the first half of fiscal year 2025, we delivered stable revenue performance while making deliberate investments to support our next phase of growth. We continued to see resilient demand for our core swimming programs, recording a revenue of S$2.16 million and securing a solid gross profit margin of 28.86% despite rising labor costs. In addition, we are on track with our strategic global expansion, allocating capital to strengthen our organizational capabilities, enhance brand positioning, and lay the groundwork for our planned international expansion into Dubai in 2026. At the same time, we remain focused on disciplined cost management and operational efficiency to navigate near-term margin pressures stemming from higher coaches’ compensation and strategic marketing initiatives. With a strengthened balance sheet following recent financing activities, we believe we are well positioned to execute our expansion strategy while continuing to deliver high-quality aquatic education services in Singapore. Looking ahead, we believe in our long-term growth prospects and are committed to creating sustainable value for our students, partners, and shareholders.”

First Six Months of Fiscal Year 2025 Unaudited Financial Results

Revenues

Total revenues were S$2.16 million (US$1.64 million) for the six months ended June 30, 2025, a decrease of 2.9% from S$2.23 million for the same period last year. The decline was primarily attributable to a 2.9% decrease in swim fees, which fell from approximately $2.22 million in the prior-year period to approximately $2.16 million in the current period. The reduction in swim fees was mainly due to lower enrollment levels during the period.

Cost of Revenue

Cost of revenue was S$1.54 million (US$1.17 million) for the six months ended June 30, 2025, an increase of 6.1% from S$1.45 million for the same period last year. The increase was primarily attributable to the revision of coaches’ fees effective January 1, 2025, which resulted in higher compensation costs when compared to the prior-year period. Our cost of revenue mainly comprises coaches’ fees (including salaries and benefits), entrance fees, merchandise costs, and assessment fees associated with the swim lessons delivered during the period.

Gross Profit

Gross profit was S$0.62 million (US$0.47 million) for the six months ended June 30, 2025, compared to S$0.78 million for the same period last year.

Gross profit margin was 28.86% for the six months ended June 30, 2025, compared to 34.86% for the same period last year.

Operating Expenses

Total operating expenses were S$0.97 million (US$0.73) for the six months ended June 30, 2025, compared to S$0.60 million for the same period last year.

●	Selling and distribution expenses were S$0.21 million (US$0.16 million) for the six months ended June 30, 2025, compared to S$0.04 million for the same period last year. The substantial portion of the increase in marketing expenses, approximately $0.07 million, was spent on professional services. These services supported several strategic initiatives aligned with the Company’s planned expansion into Dubai, which is targeted to commence on January 1, 2026. In addition, the Company invested approximately $0.03 million in rebranding efforts as part of the broader expansion strategy. The Company also allocated around $0.02 million for advertising campaigns with Google and Meta during the first half of 2025. These digital campaigns aimed at increasing brand awareness and driving engagement, with the goal of building a stronger online presence ahead of the Dubai expansion. The remaining marketing expenditure was mainly related to broader brand-building and promotional activities to support enrollment growth.

●	General and administrative expenses were S$0.76 million (US$0.58 million) for the six months ended June 30, 2025, an increase of 35.7% from S$0.56 million for the same period last year. The increase was primarily driven by higher employee compensation, which rose by approximately $0.20 million, or 45.8%, due to the salary revision effective January 1, 2025 and bonus payments made on June 30, 2025.

Net Income (Loss)

Net loss was S$0.25 million (US$0.19 million) for the six months ended June 30, 2025, compared to net income of S$0.18 million for the same period last year, which is primarily attributed to the lower Revenues and higher Operating Expenses.

Basic and Diluted Income (Loss) per Share

Basic and diluted loss per share was S$0.0165 (US$0.0129) for the six months ended June 30, 2025, compared to basic and diluted income per share of S$183,000 for the same period last year.

Financial Condition

As of June 30, 2025, the Company had cash and cash equivalents of S$0.47 million (US$0.37 million), compared to S$0.31 million as of December 31, 2024.

Net cash used in operating activities was S$0.25 million (US$0.29 million) for the six months ended June 30, 2025, compared to S$0.004 million for the same period last year.

Net cash used in investing activities was S$0.03 million (US$0.02 million) for the six months ended June 30, 2025, compared to S$0.05 million for the same period last year.

Net cash provided by financing activities was S$0.44 million (US$0.50 million) for the six months ended June 30, 2025, compared to net cash used in financing activities of S$0.32 million for the same period last year.

Exchange Rate Information

This announcement contains translations of certain Singapore dollar amounts into U.S. dollars for the convenience of the reader. Translations of amounts from Singapore dollars into U.S. dollars have been made at the exchange rate of S$1.2758 = US$1.00, as set forth in the statistical release of the Federal Reserve System on June 30, 2025.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as water polo, competitive swimming and lifesaving. We are one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under our brand “Fitness Champs” since 2012. We seek to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”).

For investor and media inquiries, please contact:

Fitness Champs Holdings Limited

Email: ir@fitnesschampsaquatics.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,	June 30,
	2024		2025	2025
	S$’000		S$’000	US$’000
Assets
Current assets
Cash and cash equivalents	$314		$474	372
Accounts receivable	-		40	31
Deposits, prepayments and other receivables	1,371		1,516	1,188
Total current assets	1,685		2,030	1,591

Non-current assets
Property and equipment, net	584		560	439
Intangible assets	58		82	64
Right-of-use asset	37		19	15
Total non-current assets	679		661	518
Total Assets	$2,364		$2,691	2,109

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$719		$838	657
Bank borrowings	62		9	7
Lease liabilities	37		19	15
Amount due to director	1,129		1,659	1,301
Income tax payable	4		4	3
Total current liabilities	1,951		2,529	1,983

Non-current liabilities
Bank borrowings	398		395	309
Total Liabilities	$2,349		$2,924	2,292

Commitments and contingencies	-		-	-

Shareholders’ Equity
Ordinary share, par value US$0.000005, 100,000,000,000 shares authorized, 15,000,000 share issued and outstanding *	$-	**	$- **	- **
Additional paid-in capital	11		11	8
Retained earnings (Accumulated losses)	4		(244)	(185)
Forex reserve	-		-	(6)
Total Shareholders’ Equity (Deficit)	15		(233)	(183)

Total Liabilities and Shareholders’ Equity (Deficit)	$2,364		$2,691	2,109

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering and ii) the 1:200 share sub-division and 5,000,000 share surrender approved on October 2, 2024 (Note 1)

**	Below S$1,000/US$1,000

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Six Months Ended
	June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000
Revenues	$2,226	2,162	1,638
Cost of revenues	(1,450)	(1,538)	(1,166)
Gross profit	776	624	472
Operating expenses
Selling and distribution expenses	(38)	(205)	(155)
General administrative expenses	(562)	(763)	(578)
Total operating expenses	(600)	(968)	(733)

Profit (Loss) from operations	176	(344)	(261)

Other income (expense)
Interest income	5	- **	- **
Interest expense	(13)	(11)	(8)
Government grants	2	91	69
Rental income	13	16	12
Total other income, net	7	96	73

Income (Loss) before income tax	183	(248)	(188)

Income tax expense	-	-	-

NET INCOME (LOSS)	183	(248)	(188)

Other comprehensive income (loss)
Foreign currency adjustments	-	-	(6)

TOTAL COMPREHENSIVE INCOME (LOSS)	183	(248)	(194)

Earnings (Loss) per ordinary share
Basic and diluted	183	- **	- **

Weighted average number of ordinary shares
Basic and diluted*	1	15,000,000	15,000,000

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering and ii) the 1:200 share sub-division and 5,000,000 share surrender approved on October 2, 2024 (Note 1)

**	Below S$1,000/US$1,000

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares			Additional	Retained earnings	Shareholders’
	Number of Shares*	Amount		Paid-in Capital	(Accumulated Deficit)	equity (deficit)
		S$		S$’000	S$’000	S$’000
Balance as of January 1, 2024	1	-	**	11	132	143
Share issued during the year	14,999,999	-		-	-	-
Net income	-	-		-	183	183
Dividends	-	-		-	(300)	(300)

Balance as of June 30, 2024	15,000,000	-	**	11	15	26

Balance as of January 1, 2025	15,000,000	-	**	11	4	15
Net loss	-	-		-	(248)	(248)
Balance as at June 30, 2025	15,000,000	-	**	11	(244)	(233)

	Ordinary Shares			Additional	Retained earnings		Shareholders’
	Number of Shares*	Amount		Paid-in Capital	(Accumulated Deficit)	Forex reserve	equity (deficit)
		US$		US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2025	15,000,000	-	**	8	3	-	11
Net loss	-	-		-	(188)	-	(188)
Foreign currency translation	-	-		-	-	(6)	(6)

Balance as of June 30, 2025	15,000,000	-	**	8	(185)	(6)	(183)

*	Retrospectively presented for the effect of (i) the issuance of 1 ordinary share on February 15, 2024 in preparation of the Company’s initial public offering and ii) the 1:200 share sub-division and 5,000,000 share surrender approved on October 2, 2024 (Note 1)
**	Below S$1,000/US$1,000

FITNESS CHAMPS HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000
Cash Flows From Operating Activities:
Net profit (loss）	$183	$(248)	(188)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Amortization and depreciation	40	49	37
Interest expense	11	10	7
Interest on lease liability	2	1	1
Interest income	(5)	- *	- *
Unrealised forex translation	-	-	(96)
Changes in operating assets and liabilities:
Accounts receivable	(118)	(40)	(34)
Deposits, prepayments and other receivables	(12)	(145)	(114)
Accounts payable and accrued liabilities	35	119	94
Income tax payable	(140)	-	-
Net cash used in operating activities	(4)	(254)	(293)

Cash Flows From Investing Activities:
Interest income	5	- *	- *
Purchase of property and equipment	(29)	- *	- *
Purchase of intangible asset	(23)	(31)	(23)
Net cash used in investing activities	(47)	(31)	(23)

Cash Flows From Financing Activities:
Dividend paid	(300)	-	-
Amount due from (to) director	518	530	568
Payment of transaction cost in connection to the issuance of shares	(456)	-	-
Repayment of bank borrowings	(56)	(57)	(45)
Interest paid on bank borrowings	(11)	(10)	(7)
Principal payment of lease liabilities	(17)	(18)	(14)
Payment of interest on lease liabilities	(2)	(1)	(1)
Net cash (used in) provided by financing activities	(324)	444	501

Effects of exchange rate changes on cash and cash equivalents	-	-	(43)

Net changes in cash and cash equivalents	(375)	159	142
Cash and cash equivalents at beginning of the period	815	315	230
Cash and cash equivalents at end of the period	$440	$474	372

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$(13)	$(11)	(8)
Cash paid for income tax	$(140)	$-	-
Interest income received	$5	$-	-

*	Below S$1,000/US$1,000